UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 17)

Genomic Health, Inc
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors, LLC 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,203,588
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,203,588
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,203,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%
14	TYPE OF REPORTING PERSON (See Instructions) IA

Page 2 of 10 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,426,985 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,426,985 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,426,985 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC
(1)	Includes 49,500 shares of Genomic Health, Inc.’s (the “Issuer”) common stock underlying 49,500 options directly held and 173,897 shares of the Issuer’s common stock directly held by FBB Associates.

Page 3 of 10 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,377,485 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,377,485 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,377,485 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 173,897 shares of Genomic Health, Inc.’s common stock directly held by FBB Associates.

Page 4 of 10 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FBB Associates 13-3843860
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,897
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,897
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 10 Pages

Amendment No. 17 to Schedule 13D

This Amendment No. 17 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors, LLC (the “Adviser”), Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 2. Identity and Background.

Item 2 is restated as follows:

(a) The Reporting Persons are:

1.	Baker Bros. Advisors, LLC

2.	Felix J. Baker

3.	Julian C. Baker

4.	FBB Associates (“FBB”)

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors, LLC

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(c) The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser, an entity engaged in investment activities. Julian C. Baker and Felix J. Baker are managing members of the Adviser. The principal business of FBB is to engage in investment activities. Julian C. Baker and Felix J. Baker are the sole partners of FBB and have voting and investment power over the securities of the Issuer held by FBB.

Certain securities of Genomic Health, Inc. (the “Issuer”) are owned directly by 667, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Bros. Investments, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros.Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Bros. Investments II, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros.Capital (GP), LLC.

Page 6 of 10 Pages

Certain securities of the Issuer are owned directly by Baker Tisch Investments, L.P., a limited partnership the sole general partner of which is Baker Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Tisch Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Brothers Life Sciences, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are owned directly by 14159, L.P., a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(b) and (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Baker Bros. Advisors, LLC is a limited liability company organized under the laws of the state of Delaware. FBB is a limited partnership organized under the laws of the state of New York. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The disclosure regarding purchases in Item 5(c) below is incorporated herein by reference.

Item 4. Purpose of Transaction

On July 26, 2012, the Issuer’s Board of Directors (the “Board”) increased the size of the Board from eight to nine members and elected Felix J. Baker to the Board, to serve as a representative of the Reporting Persons and Baker Brothers Life Sciences, L.P, 14159, L.P., 667, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., and Baker Tisch Investments, L.P. (collectively, the “Funds”). Felix J. Baker was also appointed to the Compensation Committee of the Board. Julian C. Baker, a Reporting Person and Managing Member of the Adviser, also currently serves as a Director.

Whether the Reporting Persons or their affiliates purchase any additional securities or dispose of any securities, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the Issuer’s business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. Depending upon their assessments of these factors from time to time, the Reporting Persons or their affiliates may change their present intentions as stated above, including determining to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Warrants, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Page 7 of 10 Pages

Except as set forth herein or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have any present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 17 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds. The information set forth below is based upon 30,052,373 shares outstanding, as reported on the company’s Form 10-Q filed with the SEC on May 9, 2012.

Name	Number of Shares	Percent of Class Outstanding

Baker Bros. Investments, L.P.	173,897	0.6%
Baker Bros. Investments II, L.P.	13,238	0.0%
667, L.P.	1,488,539	5.0%
Baker Brothers Life Sciences, L.P.	9,086,690	30.2%
14159, L.P.	247,063	0.8%
Baker/Tisch Investments, L.P.	194,161	0.7%

As previously disclosed, the Adviser has exclusive complete and unlimited discretion and authority with respect to the Fund’s investments and voting power over investments.

The Adviser, Felix J. Baker and Julian C. Baker, as principals of the Adviser may be deemed to be beneficial owners of shares owned by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

Julian C. Baker and Felix J. Baker are Directors of the Company.

(c) On June 8, 2012, Julian C. Baker, in connection with his service on the Board, was granted 8,250 options to purchase common stock of the Issuer at $34.44 per share expiring 10 years from the date of grant. These options become exercisable in full on the first anniversary of the date of grant or immediately prior to the Issuer’s next annual meeting of stockholders, if earlier.

On July 26, 2012, in connection with his election to the Board, Felix J. Baker was granted 16,500 options to purchase the common stock of the Issuer at $34.92 per share expiring 10 years from the date of grant. These options become exercisable as to 25% of the shares on July 26, 2013, and become exercisable as to the remaining 75% of the shares monthly over a three-year period beginning on August 26, 2013, at a monthly rate of 2.0833% of the total number of shares subject to this option.

Page 8 of 10 Pages

Julian C. Baker and Felix J. Baker may from time to time in the future receive additional securities of the Issuer as compensation for their service on the Board, consistent with other non-employee directors of the Issuer.

Except as disclosed in this or any previous amendments to this Schedule 13D, none of the reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 Agreement regarding the joint filing of this statement.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2012

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 10 of 10 Pages